Exhibit 97.1
CONSTRUCTION PARTNERS, INC.
INCENTIVE COMPENSATION RECOUPMENT POLICY

The Board of Directors (the “Board”) of Construction Partners, Inc. (the “Company”) believes that it is in the best interests of the Company and its stockholders to create and maintain a culture that emphasizes integrity and accountability and that reinforces the Company’s pay-for-performance compensation philosophy. The Board has therefore adopted this Incentive Compensation Recoupment Policy (this “Policy”) providing for the recoupment of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under the federal securities laws. This Policy is designed to comply with Section 10D of the Securities Exchange Act of 1934 (the “Exchange Act”).

Administration

This Policy shall be administered by the Board or, if so, designated by the Board, the Compensation Committee (as applicable, the “Administrator”). Any determinations made by the Administrator shall be final and binding on all affected individuals.

Covered Executives

This Policy applies to the Company’s current and former executive officers, as determined by the Board in accordance with Section 10D of the Exchange Act and the listing standards of the national securities exchange on which the Company’s securities are listed, and such other senior executives who may from time to time be deemed subject to the Policy by the Administrator (“Covered Executives”). Covered Executives do not include those receiving incentive-based compensation prior to beginning service as an executive officer or who did not serve as an executive officer at any time during the three-year recovery period.

Recoupment; Accounting Restatement

In the event the Company is required to prepare an accounting restatement of its financial statements, the Administrator will require reimbursement or forfeiture of any excess Incentive Compensation (defined below) received by any Covered Executive during the three completed fiscal years immediately preceding the date on which the Company is required to prepare an accounting restatement.

Incentive Compensation

For purposes of this Policy, “Incentive Compensation” means any compensation, whether in the form of cash, equity or otherwise, to the extent that such compensation is granted, earned, or vested based wholly or in part on the attainment of a financial reporting measure. Incentive Compensation does not include salaries, discretionary bonuses, compensation based on the satisfaction of subjective or qualitative standards, or compensation with time-based vesting criteria.

Excess Incentive Compensation: Amount Subject to Recovery

The amount to be recovered will be the excess of the Incentive Compensation paid to the Covered Executive based on the erroneous data over the Incentive Compensation that would have been paid to the Covered Executive had it been based on the restated results, as determined by the Administrator. If the Administrator cannot determine the amount of excess Incentive Compensation received by the Covered Executive directly from the information in the accounting restatement, then it will make its determination based on a reasonable estimate of the effect of the accounting restatement.

Method of Recoupment
The Administrator will determine, in its sole discretion, the method for recouping Incentive Compensation hereunder which may include, without limitation:

a.requiring reimbursement of cash Incentive Compensation previously paid;

a.seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards;

a.offsetting the recouped amount from any compensation otherwise owed to the Covered Executive;

a.cancelling outstanding vested or unvested equity awards; and/or

a.taking any other remedial and recovery action permitted by law, as determined by the Administrator.

No Indemnification

The Company shall not indemnify any Covered Executives against the loss of any incorrectly awarded Incentive Compensation.

Interpretation

The Administrator is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. It is intended that this Policy be interpreted in a manner consistent with the requirements of Section 10D of the Exchange Act and any applicable rules or standards adopted by the Securities and Exchange Commission (the “SEC”) or any national securities exchange on which the Company’s securities are listed.

Effective Date
This Policy shall be effective as of October 2, 2023 (the “Effective Date”) and shall apply to Incentive Compensation approved, awarded, or granted to Covered Executives on or after the Effective Date.

Amendment; Termination

The Administrator may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary to reflect any applicable rules or standards adopted by the SEC under Section 10D of the Exchange Act or any national securities exchange on which the Company’s securities are listed. Covered Employees must adhere to such amendments. The Administrator may terminate this Policy at any time.

Other Recoupment Rights

The Administrator intends that this Policy will be applied to the fullest extent of the law. The Administrator may require that any employment agreement, equity award agreement, or similar agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company.

Impracticability
The Administrator shall recover any excess Incentive Compensation in accordance with this Policy unless such recovery would be impracticable, as determined by the Administrator in accordance with Rule 10D-1 of the Exchange Act and the listing standards of the national securities exchange on which the Company’s securities are listed.

Successors

This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators, or other legal representatives.